P.E. 3-19-02

1-14270

02025897

EXECUTED COPY

FORM 6-K

RECD S.E.C. MAR 19 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 19, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED APR 08 2002 THOMSON FINANCIAL

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2001, 2000 AND 1999

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2001, 2000 AND 1999

INDEX

$: Argentine peso
US$: U.S. dollar
$1 = US$1

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2001

(Amounts in millions of Argentine pesos or as expressly indicated)

1. Company activities

1.1. Telecom Group

Telecom Argentina reached net income of $47 millions for the fiscal year ended on December 31, 2001, a decrease of $119 millions when compared with $166 millions for the twelve-month period ended December 31, 2000.

The main factors that explain the decline in earnings and margins are: a) the effects of the severe economic down turn in Argentina, the decrease in traffic and average revenue per user in the cellular business, and decrease in the level of collection; and b) significant decreases in rates in the domestic and international long distance services and interconnection services, which have affected traffic revenues.

As a consequence of the severe and on-going deterioration of the economic situation of Argentina, the new government has introduced some measures that are expected to have a significant impact on the operations of Telecom, such as:

- Law No. 25561 "Public emergency law and reform of the exchange rate" effective January 6, 2002 which, among other provisions: a) repealed the Convertibility Law and granted the President ample powers to make additional reforms and take other monetary and financial measures, including amending existing laws; b) converted into pesos (at a US$ 1 to $ 1 exchange rate) all tariff for public services; c) nullified contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism and d) established that the contracts signed between the government and privatized companies (such as Telecom) will be renegotiated.
- On February 3, 2002 the Executive branch issued Decree No. 214/02 by which all bank deposits were converted to pesos, and also restricts the account holders' ability to withdraw cash funds from their bank accounts, except under certain circumstances. The Executive branch also established through Decree No. 214/02 a schedule for the reimbursement of deposits to account holders. Furthermore, all debts denominated in United States Dollars were converted to pesos at a US$ 1 to 1 Argentine peso exchange rate.

Due to the extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact that these changes will have on Telecom's business and financial conditions.

- **Consolidated net revenues**

Consolidated net revenues for fiscal year 2001 totaled $3,049 millions, a decrease of $165 millions or 5%, compared with $3,214 millions for the twelve month period ended December 31, 2000.

In the basic telephony business, the main component of revenues, measured service decreased by $46 millions or 5% to $808 millions. This decrease occurred mainly in the domestic long distance service where significant price reductions were implemented through different pricing plans after the introduction of competition in the basic telephone service. Such price reductions were not compensated by the increase in traffic. Total traffic volume measured in minutes increased by 4% for fiscal year 2001 when compared to the similar period of fiscal year

2000. Furthermore, urban traffic measured in minutes increased by 3% and DLD traffic increased by 12%.

Monthly basic charges increased by $13 millions or 2%, to $553 millions for fiscal year 2001 when compared the similar period of fiscal year 2000. This increase was mainly due to the higher number of lines in service (mainly restricted usage and prepaid lines) partially offset by the reductions applied to commercial and governmental monthly charges, and further discounts offered to corporate customers.

Supplementary services revenues decreased by $16 millions or 13% to $112 millions mainly due to discounts applied to different services.

Installation fees paid by new customers increased by $2 millions or 9% to $24 millions for fiscal year 2001, as compared to the similar period of fiscal year 2000. This was largely due to a higher number of lines connected (approximately 101,000 lines) partially offset by lower prices for installation fees (17% reduction in the average price of installation to $65 per line).

Revenues from public telephony decreased by $28 millions or 14%, to $171 millions, during fiscal year 2001. The main reason for this decrease was the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues from public telephones. These effects were partially offset by higher revenues from Telecentros in the southern region, higher sales of public telephony cards and higher sales generated by the lease of public telephony lines to other operators.

Revenues generated by interconnection services during fiscal year 2001, mainly access and termination and long distance transport of calls charged to fixed line operators, decreased by $64 millions or 44%, to $81 millions, mainly due to the reduction in interconnection rates required under Decree No. 764/2000. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by $15 millions or 44%, to $19 millions.

Regarding the international telephony business, during fiscal year 2001, revenues decreased by $24 millions or 17% to $116 millions when compared to the similar period of fiscal year 2000. This was primarily due to lower tariffs applied throughout different pricing plans, and lower settlement revenues. Similar to domestic long distance services, the reduction in prices was not compensated by a significant increase in traffic.

When analyzing the cellular business, during fiscal year 2001 revenues decreased by $45 millions or 5%, to $829 millions. The revenues of Telecom Personal in Argentina decreased by $48 millions or 6% when compared to the similar period of fiscal year 2000. Monthly fees and measured services revenues decreased by $15 millions or 5% and calling party pays revenues decreased by $59 millions or 19%, which was a result of a reduction in the rate applied and to lower traffic. Furthermore, handset sales revenues decreased by $18 millions or 36%. These decreases were partially offset by the increase in pre-paid service revenues of $40 millions or 61%. The average revenue per user decreased by 26% (to $ 26 per customer per month as of December 31, 2001). As of December 31, 2001 the number of cellular subscribers reached approximately 776,000, 1,304,000 and 56,000 for Multiple Area of Buenos Aires (AMBA), northern and southern region, respectively, totaling 2,136,000 customers throughout the country. This represented an increase of approximately 6% for the northern region, 4% for the southern region and 4% for the whole country, as compared to the similar period of fiscal year 2000.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated $61 millions in revenues during fiscal year 2001, which are consolidated in Telecom Personal. This represented an increase of $3 millions, or 5%, as compared to the similar period of fiscal year 2000, and was mainly due to the significant increase in the customer base of this subsidiary, partially offset by lower average revenue per user. As of December 31, 2001 Núcleo had approximately 501,000 cellular and PCS customers, an increase of approximately 180,000 customers, or 56%, as compared to the similar period of fiscal year 2000.

Revenues generated by the data transmission business totaled $244 millions representing an increase of $28 millions or 13%. Beginning in fiscal year 2001, revenues generated by the lease of data circuits, Internet traffic originated by ISPs other than Telecom Internet and international connectivity services were reclassified into this activity from the basic telephone activity. Accordingly, the revenues generated during the previous fiscal year were also reclassified in order to provide comparable information. The increase in revenues in this activity is mainly explained by higher Internet dial-up measured services ($19 millions or 42%) during fiscal year 2001, as compared to the similar period of fiscal year of 2000. Such increase is mainly explained by the significant increase of Internet subscribers in Argentina that use the special prefix 0610 and local numbers with numbering 4004 to access Internet. As of December 31, 2001 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network. Additionally, the revenues generated by the data transmission services (monthly charges, lease of data circuits to other operators, international connectivity and others) increased $9 millions or 5%, compared to the similar period of fiscal year 2000 mainly due to a higher penetration of these services and an increase in demand for leased lines from other data transmission operators.

Internet revenues increased by $7 millions or 19% to $44 millions during fiscal year 2001. This was mainly due to the increased number of subscribers to high-speed Internet access services (ADSL), launched in late November 2000, which has reached approximately 23,000 subscribers. Furthermore, Internet dial-up customers reached approximately 234,000 subscribers.

In the directories edition business, revenues from the subsidiary Publicom decreased by $6 millions or 11% to $47 millions due to lower revenues from advertising.

- **Consolidated operating costs**

The cost of services provided, administrative expenses, and sales expenses for fiscal year 2001, decreased by $28 millions to $2,637 millions when compared to the $2,665 millions reported for the twelve month period ended December 31, 2000.

- **Investment plan**

Since the start of operations on November 8, 1990, Telecom Group has invested $9,352 millions in fixed assets, of which $470 millions correspond to fiscal year 2001.

Of the total amount invested for fiscal year 2001, $328 millions or 70% corresponds to national basic and international telephone service and data transmission (outside plant 27%, switching 15%, transmission 16%, information systems 30%, infrastructure 3%, and others 9%), $136 millions or 29% to cellular telephone service and $6 millions or 1% to directories edition and internet.

1.2. Nortel's Shareholders' meeting decisions

The Shareholders' Annual Ordinary and Extraordinary Meeting held on January 19, 2001 approved the following distribution of profits for the fiscal year 2000: US$ 9.1 millions to legal reserve and US$ 46.7 millions to the payment of cash dividends (US$ 23.4 millions on Class

"A" preferred shares dividends, US$ 11.4 millions on Class "B" preferred shares dividends and US$ 11.9 millions on ordinary shares dividends), payable in one installment on January 26, 2001.

Then, The Shareholders' Annual Ordinary and Extraordinary Meeting held on April 26, 2001 approved the following distribution of profits for the irregular fiscal year of three-months ended December 31, 2000: US$ 0.8 millions to legal reserve and US$ 5.8 millions to the payment of cash dividends (US$ 5 millions on Class "A" preferred shares dividends, US$ 0.4 millions on Class "B" preferred shares dividends and US$ 0.4 millions on ordinary shares dividends), payable in one installment on May 4, 2001

1.3. Results from Nortel Inversora S.A.

Net income amounted to $25 millions, which was derived from Equity income from related companies. Telecom's Board of Directors recommended to its Shareholders' Meeting not paying cash dividends for fiscal year ended December 31, 2001.

These circumstances result on the lack of liquidity of the Company, which doesn't have funds to confront the payment of cash dividends. So that, the Board of Directors considers that the conditions necessary to propose the payment of cash dividends to Class "A" and "B" preferred shares and to ordinary shares have not met.

1.4. Redemption of Class "A" preferred shares

In accordance with the terms and conditions for Class "A" preferred shares, on January 26, 2001, and on May 4, 2001, the forth and fifth principal amortization installment (for the irregular fiscal year of three-months ended December 31, 2000) were paid.

Considering the circumstances above mentioned in 1.3 and the lack of cash funds to confront the redemption corresponding to fiscal year 2001, the Board of Directors considers that the conditions necessary to realize the payment have not met.

1.5. Class "A" and "B" Notes amortization and interest paid

The amortization of the remaining principal was placed on April 2, 2001 for approximately US$ 5,000,000 and US$ 9,500,000 for Series "A" and "B" Notes respectively, in accordance with the issuance terms and conditions.

2. Summary comparative consolidated balance sheets

	December 31,				
	2001	2000	1999	1998	1997
Current assets	1,207	1,443	1,397	1,200	982
Non-current assets	5,420	5,735	5,653	5,002	4,896
Total assets	6,627	7,178	7,050	6,202	5,878
Current liabilities	1,825	1,753	2,229	1,232	1,524
Non-current liabilities	2,419	2,871	2,451	2,716	2,262
Total liabilities	4,244	4,624	4,680	3,948	3,786
Minority interest	1,085	1,159	1,060	1,014	899
Shareholders' equity	1,298	1,395	1,310	1,240	1,193
Total liabilities, minority interest and Shareholders' equity	6,627	7,178	7,050	6,202	5,878

3. Summary comparative consolidated statements of income

	For fiscal year/twelve month periods ended December 31,				
	2001	2000	1999	1998	1997
Net sales	3,049	3,214	3,179	3,205	2,733
Operating costs	(2,638)	(2,666)	(2,459)	(2,385)	(2,043)
Operating profit	411	548	720	820	690
Equity losses from related companies	(11)	(8)	(8)	(7)	(3)
Financial and holding results	(229)	(193)	(188)	(170)	(139)
Other expenses, net	(59)	(48)	(65)	(79)	(97)
Unusual losses	(15)	-	-	-	-
Net income before income tax and minority interest	97	299	459	564	451
Income tax	(51)	(145)	(175)	(195)	(167)
Minority interest	(21)	(69)	(115)	(146)	(121)
Net income	25	85	169	223	163

4. Consolidated ratios

	12.31.01	12.31.00	12.31.99	12.31.98	12.31.97
Liquidity (1)	0.66	0.82	0.63	0.97	0.64
Indebtedness (2)	1.78	1.81	1.97	1.75	1.81
Pretax return on capital (3)	0.08	0.23	0.40	0.55	0.44

(1) Current assets/Current liabilities
(2) Total liabilities/Shareholders' equity plus minority interest
(3) Net income before income tax and minority interest/Shareholders' equity less net income

5. Outlook

Taking into consideration that Nortel's most important asset is its equity interest in Telecom Argentina, it is appropriate to outline the prospects included by Telecom's Board in 2001 Annual Report.

The fiscal year ended was developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious crisis. The telecommunications industry evidenced a decrease in the development of competence and a limit market growth.

Businesses are making all their efforts to reach competitive levels that would allow them to reduce the consequences of the recession context. The telecommunications became a key tool in order to accomplish this aim, and Telecom is a fundamental actor, in its role as dynamic and innovator operator, and also as an active motivator of the changes, because not only it understands and accepts them but it focalizes in order to apply them.

In this uncertainty and crisis context Telecom maintains and reinforces a clear mission shared by all the members of the Group: to foresee solutions to high quality telecommunications for all the clients, complying with or exceeding its shareholders expectations, assuming responsibilities with the community and with a high consideration for the employees. This mission is sustained by values in which all the organization is compromised: permanent innovation, client information services, and excellence in the services, ethics and mutual respect.

Telecom works strongly in the construction of the solid position as integrator, by the unification of the offer channels, the convergence of the operation of the clients and services and organizative synergy. This is the only strategy of sustainable differentiation in a long term, that at the same time maximizes the ARPU (Average Revenue per User), improves the client ongoing preference for Telecom, improves the costs and creates a context of important competitive advantages. In addition, it shall continue operating over those costs, which produce a substantial reduction of the expenditures in order to sustain the profitability.

Although the basic telephone is a mature business, in which clients increase at a very low speed, strategies for the development of uses and fidelity are being applied, tending to enlarge the "pie" and anchor the clients in order to compensate the loses in the market share and the erosion from the client base produced by the competence. For long distance, a highly volatile market, we have constituted an integral offer orientated to achieve an anchorage for the clients.

The corporate segment presents an increase of competence due to the commercial operations of new operators with offers of data access and Internet. The abundant offers of access generates a strong pressure towards the decrease in the prices of the broad band which will increase the participation of the Small and Medium Businesses ("PyMEs") to the data technology. In this situation, the Telecom Group has focused its strategy in maintaining a greater contact with its clients in order to understand the business, reveal their needs and offer suitable solutions, avoiding the competence for prices by stating a pricing based on the quality of the service.

The cellular business has evidenced a "plateau" in the market. Notwithstanding the growth driver continues to be the prepayment, the objective is to increase the profitability of the clients.

A clear engine of this growth in the industry continues to be Internet. After the success of the "dot com" enterprises, the market is returning to a more rational model. The growth in the following years will be evidenced by a greater use -driven by the development of applications and contents- and by the penetration in those segments which are yet to be reached.

An important driver of this will be the wide band, with new applications based on multimedia and interactivity. Moreover, it is expected a strong growth in e-commerce, both in corporate level and massive. Thereby, Telecom highlights the market share in the service of the access based on the quality of the services and the aggressiveness of the channels of distribution, in order to maintain the leadership as ISP (Internet Service Provider), focusing on the *B2B* businesses.

In contexts of crisis clients look for tailor-made solutions to facilitate their lives. For this reason, Telecom launched a new strategy of brands, which focuses on two issues: a) a constant close contact with clients; and b) the integration of products and services.

In the context of the image of the brand, a new concept of distribution, which allows decreasing the customer acquisition cost, increase the commercial presence and improve the selling service to the clients. All services of the Telecom Group shall be traded in the same place, complemented with products, which allow providing the client with a complete solution to its needs of communication, stressing on the concepts of convergence and integration.

We are prepared to satisfy the diverse and constantly changing needs of our clients because we continue working for the clients to keep choosing us for being the best telecommunications company.

In the same way, we make wishes for the Republic of Argentina to overcome rapidly the present critic institutional and economic situation, and recover the social peace and the path for the growth and welfare for its citizens.

Buenos Aires, March 12, 2002

THE BOARD OF DIRECTORS

NORTEL INVERSORA S.A.

Alicia Moreau de Justo 50, 11th Floor - Buenos Aires

FISCAL YEAR No. 13 beginning January 1, 2001, with comparative information for the twelve month periods ended December 31, 2000 and 1999 (see Note 4.1.e)

CONSOLIDATED FINANCIAL STATEMENTS at December 31, 2001, 2000 and 1999

Principal Company activity: **Investments**

Date of registration with the Public Commerce Registry:

By-laws: **October 31, 1990**
Last amendment to by-laws: **June 15, 2001**

Registration number with the Superintendency of Corporations: **8025 - Book 108 - Volume A of Corporations**

Expiration of Company charter: **October 31, 2089**

CAPITAL COMPOSITION
at December 31, 2001

Capital stock	**Subscribed and paid-in (Note 9)**
Ordinary shares, $10 nominal value and one vote per share:	
Class "A"	26,652,000
Class "B"	26,652,000
	53,304,000
Preferred shares, $10 nominal value without voting rights:	
Class "A"	10,624,500
Class "B"	14,704,550
	25,329,050

NORTEL INVERSORA S.A.

CONSOLIDATED BALANCE SHEETS

At December 31,	In millions of Argentine pesos 2001	2000
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 5.a)	57	24
Investments (Note 5.b)	154	339
Trade accounts receivable (Note 5.c)	678	871
Other receivables (Note 5.d)	290	115
Inventories (Note 5.e)	22	86
Other assets (Note 5.f)	6	8
Total current assets	**1,207**	**1,443**
NON-CURRENT ASSETS		
Trade accounts receivable (Note 5.g)	4	5
Other receivables (Note 5.h)	57	32
Investments (Exhibit C)	54	24
Fixed assets (Exhibit A)	4,827	5,159
Intangible assets (Exhibit B)	478	515
Total non-current assets	**5,420**	**5,735**
TOTAL ASSETS	**6,627**	**7,178**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 5.i)	491	878
Debt (Note 8)	1,161	631
Compensation and social benefits payable (Note 5.j)	61	58
Taxes payable (Note 5.k)	85	59
Other liabilities (Note 5.l)	21	117
Reserves (Exhibit E)	6	10
Total current liabilities	**1,825**	**1,753**
NON-CURRENT LIABILITIES		
Accounts payable (Note 5.m)	11	57
Debt (Note 8)	2,089	2,462
Compensation and social benefits payable (Note 5.n)	38	46
Taxes payable (Note 10)	208	238
Other liabilities (Note 5.o)	13	11
Reserves (Exhibit E)	60	57
Total non-current liabilities	**2,419**	**2,871**
TOTAL LIABILITIES	**4,244**	**4,624**
Minority interest	**1,085**	**1,159**
SHAREHOLDERS' EQUITY (according to Statement of changes)	**1,298**	**1,395**
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	6,627	7,178

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Franco Bertone
President

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF INCOME (see Note 4.1.e and 4.2)

	In millions of Argentine pesos		
Fiscal year/Twelve month periods ended December 31,	**2001**	**2000**	**1999**
Net sales (Note 5.p)	3,049	3,214	3,179
Cost of services provided (Exhibit F)	(1,488)	(1,521)	(1,569)
Gross profit	**1,561**	**1,693**	**1,610**
Administrative expenses (Exhibit H)	(247)	(256)	(244)
Sales expenses (Exhibit H)	(903)	(889)	(646)
Operating profit	**411**	**548**	**720**
Equity losses from related companies (Note 5.q)	(11)	(8)	(8)
Financial and holding results (Note 5.r)	(229)	(193)	(188)
Other expenses, net (Note 5.s)	(59)	(48)	(65)
Unusual losses (Note 5.t)	(15)	-	-
Net income before income tax and minority interest	**97**	**299**	**459**
Income tax (Note 10)	(51)	(145)	(175)
Minority interest	(21)	(69)	(115)
Net income	**25**	**85**	**169**

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Franco Bertone
President

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the fiscal year ended December 31, 2001 and for the twelve month periods ended December 31, 2000 and 1999 (see Note 4.1.e and 4.2)

(In millions of Argentine pesos)

Concept	Shareholders' contributions					Earnings			Total Shareholders' equity
	Capital Stock			Contributions not capitalized					
	Ordinary shares outstanding	Preferred shares	Adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Unappropriated retained earnings	Total	
Balance at January 1, 1999	53	29	15	527	624	53	628	681	1,305
Modification to the comparative figures							(65)	(65)	(65)
Adjusted balance at January 1, 1999	53	29	15	527	624	53	563	616	1,240
Redemption of shares on December 23, 1999 approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on December 16, 1999	-	(2)	-	(53)	(55)	-	-	-	(55)
As approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on December 16, 1999									
Legal reserve	-	-	-	-	-	9	(9)	-	-
Cash dividends	-	-	-	-	-	-	(44)	(44)	(44)
Net income (a)	-	-	-	-	-	-	169	169	169
Balance at December 31, 1999	53	27	15	474	569	62	679	741	1,310
Net income (a)	-	-	-	-	-	-	85	85	85
Balance at December 31, 2000	53	27	15	474	569	62	764	826	1,395
Redemption of shares on January 26, 2001 approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on January 19, 2001	-	(1)	(1)	(53)	(55)	-	-	-	(55)
As approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on January 19, 2001									
Legal reserve	-	-	-	-	-	9	(9)	-	-
Cash dividends	-	-	-	-	-	-	(47)	(47)	(47)
Redemption of shares on May 4, 2001 approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on April 26, 2001	-	(1)	-	(13)	(14)	-	-	-	(14)
As approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on April 26, 2001									
Legal reserve	-	-	-	-	-	1	(1)	-	-
Cash dividends	-	-	-	-	-	-	(6)	(6)	(6)
Net income							25	25	25
Balance at December 31, 2001	53	25	14	408	500	72	726	798	1,298

(1) Share issue premiums resulting from subscription and payment of Class "A" and "B" preferred shares.
The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Franco Bertone
President

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (see Note 4.1.e and 4.2)

	In millions of Argentine pesos		
Fiscal year/Twelve month periods ended December 31,	**2001**	**2000**	**1999**
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES			
Net income	25	85	169
Adjustments to reconcile net income to net cash provided by operating activities			
Bad debts expense	258	153	206
Depreciation of fixed assets	769	726	682
Amortization of intangible assets	61	53	15
Equity losses from related companies	11	8	8
Materials usage	30	37	37
Fixed asset disposals	3	11	-
Reserves	18	21	28
Interest and other financial expenses	257	209	238
Termination benefits	(6)	(8)	(8)
Minority interest	21	69	115
Income tax	(56)	18	(39)
Net increase in assets	(85)	(203)	(50)
Net decrease in liabilities	(185)	(17)	(152)
Total cash flows provided by operating activities	**1,121**	**1,162**	**1,249**
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES			
Long term investment and related intangible asset acquisitions	-	(7)	(11)
Fixed asset acquisitions	(526)	(688)	(848)
Intangible asset acquisitions	(116)	(137)	(213)
Investments not considered as cash or cash equivalents	(3)	200	(213)
Total cash flows used for investing activities	**(645)**	**(632)**	**(1,285)**
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES			
Debt proceeds	725	1,154	950
Repayment of debt	(670)	(1,126)	(388)
Capital contributions	-	-	5
Payment of interest and related expenses	(440)	(342)	(291)
Dividends paid	(53)	(26)	(84)
Dividends paid to minority shareholders of Telecom	(95)	(56)	(118)
Redemption of Class "A" preferred shares	(69)	-	(55)
Total cash flows provided by (used for) financing activities	**(602)**	**(396)**	**19**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(126)**	**134**	**(17)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR/PERIOD	**337**	**203**	**220**
CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END	**211**	**337**	**203**

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.
Note 6 provides additional information regarding the Consolidated statements of cash flows.

Franco Bertone
President

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)
For the fiscal year ended December 31, 2001 and for the twelve month periods ended December 31, 2000 and 1999 (see Note 4.1.e)
(Amounts in millions of Argentine pesos or as otherwise indicated)

INDEX

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[redacted]